                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO.  )*

                        EndoVascular Technologies, Inc.
                        -------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  401698-10-5
                         ----------------------------
                                (CUSIP Number)

                                Keith E. Brauer
                              Guidant Corporation
                        111 Monument Circle, 29th Floor
                          Indianapolis, Indiana 46204
                                (317) 971-2000

                                with a copy to:

                                Bernard E. Kury
                             Jonathan L. Freedman
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, NY 10019-6092
                                (212) 259-8000

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                October 5, 1997
                      -----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 401698-10-5                                         Page 2 of 11 Pages
          -----------                                             --    --

1  NAME OF REPORTING PERSON:     Guidant Corporation

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    35-1931722


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                (b) [_]

   Not Applicable


3  SEC USE ONLY


4  SOURCE OF FUNDS*
                      WC,OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

   Not Applicable

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Indiana


                         7  SOLE VOTING POWER

  NUMBER OF                      0
   SHARES
BENEFICIALLY
  OWNED BY               8  SHARED VOTING POWER
    EACH
  REPORTING                      2,240,858
   PERSON
    WITH
                         9  SOLE DISPOSITIVE POWER

                                 0


                        10  SHARED DISPOSITIVE POWER

                                 2,240,858


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,240,858

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

        Not Applicable


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.2%


14 TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 of 11

Item 1.  Security and Issuer

          This Statement relates to the common stock, par value $0.00001 per share Common Stock"), of EndoVascular Technologies, Inc., a Delaware corporation ("EVT"). The address of the principal executive offices of EVT is 1360 O'Brien Drive, Menlo Park, California 94025.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is filed by Guidant Corporation, an Indiana corporation ("Guidant"). The principal business of Guidant is the design, development, manufacture and marketing of medical devices.
(b)  Address:  111 Monument Circle, 29th Floor, Indianapolis, Indiana  46204
(c) Set forth in Schedule I to this Schedule 13D is the name, business address and present principal occupation or employment of each of Guidant's executive officers and directors.
(d) During the last five years, neither Guidant, nor, to Guidant's knowledge, any of the persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding.
(e) During the last five years, neither Guidant nor, to Guidant's knowledge, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violations with respect to such laws.
(f) To Guidant's knowledge, all directors and executive officers of Guidant named in Schedule I to this Schedule 13D are citizens of the United States, except for Ruedi E. Wagner, who is a citizen of Switzerland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          In connection with the execution of the Merger Agreement (as defined in Item 4 below), Menlo Ventures IV, L.P., Menlo Evergreen V, L.P., H. DuBose Montgomery, W. James Fitzsimmons, Vaughn Bryson and Tony R. Brown, shareholders of EVT, (collectively, the "EVT Shareholders") and Guidant have entered into a Support Agreement dated as of October 5, 1997 (the "Support Agreement"). The number of shares of EVT Common Stock beneficially owned by each of the EVT Shareholders is set forth on Schedule II of this Schedule 13D. Pursuant to the Merger Agreement, each share of EVT Common Stock will be converted into the right to receive a fraction of a share of common stock, without par value, of Guidant ("Guidant Common Stock") pursuant to a formula described in Item 4 below. No additional consideration was given in exchange for the Support Agreement.

                                                                         3 of 11

ITEM 4.  PURPOSE OF THE TRANSACTION.

          (a)-(b) Guidant and the EVT Shareholders entered into the Support Agreement in order to facilitate consummation of the merger contemplated by the Agreement and Plan of Merger dated as of October 5, 1997 (the "Merger Agreement") among EVT, Guidant and Ski Acquisition Corp. ("Merger Sub"), a Delaware corporation, and a wholly-owned subsidiary of Guidant, pursuant to which Guidant has agreed to acquire all of the outstanding common stock of EVT ("EVT Common Stock") through a merger of EVT with and into Merger Sub (the "Merger").

     In the Support Agreement, each EVT Shareholder has agreed to vote all of such EVT Shareholder's shares of EVT Common Stock in favor of the Merger, the approval and adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement, at any meeting of stockholders of EVT called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought. Each EVT Shareholder has granted Guidant and James M. Cornelius, Ronald W. Dollens and J.B. King, who are executive officers and directors of Guidant, an irrevocable proxy, for and in the name, place and stead of each EVT Shareholder, to vote all of such EVT Shareholder's shares of EVT Common Stock in favor of adoption of the Merger Agreement.

     Pursuant to the terms of the Support Agreement, each EVT Shareholder has agreed that, until the close of business on the date of the Special Meeting (as defined in the Merger Agreement), such EVT Shareholder will not (a) sell, assign, transfer, pledge or otherwise dispose of any of its EVT Common Stock,
(b) deposit its EVT Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such EVT Common Stock or grant any proxy with respect thereto, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any EVT Common Stock.

     Pursuant to the terms of the Support Agreement, each EVT Shareholder has agreed (a) to not permit any agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to EVT's shareholders) with respect to an Alternative Proposal (as defined in the Merger Agreement) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal and
(b) to notify Guidant immediately in writing if any such inquiries or proposals are received in writing by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it.

                                                                         4 of 11

          The foregoing summary of the Support Agreement is qualified in its entirety by reference to the form of Support Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

          Pursuant to the terms of the Merger Agreement, EVT will be merged with and into Merger Sub, and each share of EVT Common Stock will be converted into the right to receive such number or fraction of a number, rounded to four decimal places (the "Exchange Ratio"), of shares of Guidant Common Stock that equals the result obtained by dividing $20.00 by the "Closing Price" (as defined below); provided, however, that if the Closing Price shall be greater than or equal to $46.63 but less than or equal to $51.75, then the Exchange Ratio shall be fixed at 0.3865; provided, further, that if the Closing Price shall be less than $46.63, then the Exchange Ratio shall be the result obtained by dividing $18.00 by the Closing Price.

          "Closing Price" means the average closing price of Guidant Common Stock, rounded to four decimal places, as reported in The Wall Street Journal's New York Stock Exchange Composite Transaction Reports, for each of the 10 consecutive Trading Days immediately preceding the third Trading Day prior to the Special Meeting. "Trading Day" means a day on which the New York Stock Exchange, Inc. is open for trading. The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including approval by the holders of a majority of the outstanding shares of EVT Common Stock, all as set forth in the Merger Agreement.

          The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to a copy of the Merger Agreement included as Exhibit 99.2 to this Schedule 13D and incorporated herein in its entirety by reference.

          (c)-(i) As a result of the consummation of the Merger, EVT will be merged with and into Merger Sub and EVT shall be the surviving corporation and become a wholly-owned subsidiary of Guidant. As a result, the articles of incorporation and bylaws of Merger Sub will be the articles of incorporation and bylaws of the surviving corporation, the directors of Merger Sub will be the directors of the surviving corporation, and the officers of EVT will be the officers of the surviving corporation. Further, as a result of the Merger, the EVT Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and will cease to be quoted on any quotation system or exchange.

          Under the terms of the Merger Agreement, EVT has agreed to certain covenants relating to its conduct of business prior to the effectiveness of the Merger, including restrictions on its ability to pay dividends or alter its capital structure. Reference is made to the express terms of the Merger Agreement.

          (j) Other than as described above, Guidant has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Guidant reserves the right to develop such plans and may develop plans or proposals with respect to EVT and its subsidiaries in anticipation of, and for implementation after, consummation of the Merger).

                                                                         5 of 11

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As a result of the Support Agreement, Guidant may be deemed to have shared power to vote an aggregate of 2,240,858 shares of EVT Common Stock for the limited purposes described in Item 4 above and in the Support Agreement.

          Such shares constitute 26.2% of the issued and outstanding shares of EVT Common Stock as of October 5, 1997. Further, Guidant may be deemed to have shared power with respect to the disposition of such shares based upon the restrictions on transfer of such shares described in Item 4 above and in the Support Agreement.

          To Guidant's knowledge, no shares of EVT Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Support Agreement.

          (c)  Neither Guidant, nor, to Guidant's knowledge, any person named in
Schedule I, has effected any transaction in EVT Common Stock during the past 60 days, except as disclosed herein.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as described in Items 4 and 5 above, to Guidant's knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of EVT, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies.

                                                                         6 of 11

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                           DESCRIPTION

99.1 Support Agreement dated as of October 5, 1997, by and between Guidant corporation, an Indiana corporation, Menlo Evergreen V L.P., Menlo Ventures IV, L.P., H. DuBose Montgomery, W. James Fitzsimmons, Vaughn Bryson and Tony R. Brown

99.2 Agreement and Plan of Merger dated as of October 5, 1997, by and between Guidant Corporation, an Indiana corporation, Ski Acquisition Corp., a Delaware corporation and EndoVascular Technologies, Inc., a Delaware corporation.

Date:  November 6, 1997

                                        GUIDANT CORPORATION



                                        By:    /s/  Keith E. Brauer

                                        Name:  Keith E. Brauer
                                               Vice President, Finance and
                                               Chief Financial Officer
                                               (Principal Financial Officer)

                                                                         7 of 11

                                 EXHIBIT INDEX

EXHIBIT
NO.                                   DESCRIPTION

99.1 Support Agreement dated as of October 5, 1997, by and between Guidant Corporation, an Indiana corporation and Menlo Evergreen V, L.P., Menlo Ventures IV, L.P., H. DuBose Montgomery, W. James Fitzsimmons, Vaughn Bryson and Tony R. Brown

99.2 Agreement and Plan of Merger dated as of October 5, 1997, by and between Guidant Corporation, an Indiana corporation, Ski Acquisition Corporation, a Delaware corporation and EndoVascular Technologies, Inc., a Delaware corporation.

                                                                         8 of 11

                                  SCHEDULE I

                  EXECUTIVE OFFICERS AND DIRECTORS OF GUIDANT


                                                                                  PRINCIPAL OCCUPATION OR
                                                                                        EMPLOYMENT
NAME                                                  TITLE                      (IF DIFFERENT FROM TITLE)
James M. Cornelius                    Chairman of the Board and Director
                                      (Principal Executive Officer)

Ronald W. Dollens                     President, Chief Executive Officer
                                      and Director (Principal Executive
                                      Officer)

J.B. King                             Vice President, General Counsel and
                                      Secretary

James R. Baumgardt                    President, Western Hemisphere Sales

Keith E. Brauer                       Vice President, Finance and Chief
                                      Financial Officer (Principal
                                      Financial Officer)

A.  Jay Graf                          President, Cardiac Rhythm Management
                                      Group

Ginger L. Howard                      President, Vascular Intervention
                                      Group

Cynthia L. Lucchese                   Treasurer

Roger Marchetti                       Corporate Controller and Chief
                                      Accounting Officer (Principal
                                      Accounting Officer)

Richard M. van Oostrom                President of Operations, Europe,
                                      Middle East, and Africa

F. Thomas (Jay) Watkins, III          President, Minimally Invasive
                                      Systems Group

Joseph A. Yahner                      Vice President, Human Resources and
                                      Corporate Affairs

Maurice A. Cox, Jr.                   Director                               President, Chief Executive
                                                                             Officer, The Ohio Partners, LLC

                                                                         9 of 11

                                                                                  PRINCIPAL OCCUPATION OR
                                                                                        EMPLOYMENT
NAME                                                  TITLE                      (IF DIFFERENT FROM TITLE)
Enrique C. Falla                      Director                               Senior Consultant and Director,
                                                                             The Dow Chemical Company

Susan B. King                         Director                               Leader in Residence and Chair of
                                                                             the Board of Advisors, Hart
                                                                             Leadership Program, Duke
                                                                             University

J. Kevin Moore                        Director                               Vice President, Carolinas
                                                                             Medical Center

Mark Novitch, M.D.                    Director                               Professor of Health Care
                                                                             Sciences, George Washington
                                                                             University Medical Center

Eugene L. Step                        Director                               Retired Director, Executive Vice
                                                                             President and President of the
                                                                             Pharmaceutical Division, Eli
                                                                             Lilly and Company

Ruedi E. Wager, Ph.D.                 Director                               President, Chief Executive
                                                                             Officer, ZLB Central Laboratory
                                                                             Blood Transfusion Service SRC

                                                                        10 of 11

                                  SCHEDULE II

                                     NUMBER OF SHARES
                                      OF INTERACTIVE
    VOTING AGREEMENT                   COMMON STOCK                         PERCENTAGE OF OUTSTANDING SHARES OF
       STOCKHOLDER                  BENEFICIALLY OWNED                 INTERACTIVE COMMON STOCK AS OF OCTOBER 5, 1997
Menlo Ventures IV, L.P. and            2,107,921                                           24.7
 Menlo Evergreen V, L.P.
H. DuBose Montgomery                      33,325                                            0.4
Vaughn Bryson                             23,809                                            0.3
Tony R. Brown                             26,190                                            0.2
James Fitzsimmons                         49,613                                            0.5

                                                                        11 of 11